January 13, 2025

Ronald Bain
Chief Financial Officer
VAALCO Energy, Inc.
2500 CityWest Blvd. Suite 400
Houston, TX 77042

       Re: VAALCO Energy, Inc.
           Registration Statement on Form S-3
           Filed January 10, 2025
           File No. 333-284185
Dear Ronald Bain:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jordan Hirsch